December 29, 2016

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lennar Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed December 13, 2016 File No. 333-214566

Dear Mr. Ingram:

This letter is submitted on behalf of Lennar Corporation (the “Company”) to describe the changes to Registration Statement on Form S-4, File No. 333-214566 (the “Registration Statement”) that are made by Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter (the “Comment Letter”) dated December 28, 2016 to the undersigned with respect to the Registration Statement and otherwise to provide the Company’s responses to the comments contained in the Comment Letter.

For the convenience of the Staff, the text of each comment in the Comment Letter is set forth in italics and is followed by the Company’s response to the comment.

Cover Page

1. We note your response to comment 3 in our letter dated December 7, 2016. Please revise your prospectus cover page to include disclosure regarding the 41% minimum value of the share consideration that will apply should Lennar elect to pay a portion of the merger consideration in stock. Please also make corresponding revisions to disclosure elsewhere in your prospectus where you discuss merger consideration.

Response to Comment No. 1:

The requested disclosure has been made on the cover page and in each other instance where merger consideration is discussed in the proxy statement/prospectus.

Jay Ingram

Securities and Exchange Commission

December 29, 2016

2. We are unable to locate the revisions made in response to comment 7 in our letter dated December 7, 2016. Please revise your prospectus cover page to state that Lennar may, at its option, pay the merger consideration solely in cash.

Response to Comment No. 2:

The additional disclosure included on the cover page in response to the Staff’s comment 1 (above) also addresses the Staff’s second comment (immediately above).

Interests of WCI Directors and Executive Officers in the Initial Merger (See Page 71), page 5

3. We note your response to comment 8 in our letter dated December 7, 2016. Please revise your disclosure to specify the total amount that Mr. Bass may receive along with the individual components (e.g., transaction bonus and retention bonus). Please make similar revisions on page 35 and page 73.

Response to Comment No. 3:

The disclosure on pages 5, 35 and 73 of the proxy statement/prospectus has been revised in response to the Staff’s comment.

Opinion of Credit Suisse Securities (USA) LLC, page 56

4. Please revise your disclosure to include a discussion of any precedent transactions analyzed by Credit Suisse.

Response to Comment No. 4

In response to the Staff’s comment, we respectfully note that Credit Suisse has confirmed that the summary of its financial analyses included in the proxy statement/prospectus contains a summary of all of the material financial analyses performed by Credit Suisse in connection with the preparation of its opinion. In that regard Credit Suisse notes that the list of transactions in the Appendix on page 33 of the September 21, 2016 discussion materials supplementally provided to the Staff was legended “For Informational Purposes Only.” Given that an analysis of the listed transactions was not a material analysis performed in connection with the rendering of its opinion and was provided for informational purposes only, Credit Suisse believes it could potentially be misleading to include a discussion of those transactions in a summary that only purports to summarize the material financial analyses performed in connection with the rendering of Credit Suisse’s opinion. See e.g. footnote 11 of in the matter of RBC Capital Markets, LLC, Securities Exchange Act of 1934 Release No. 78735, August 31, 2016.

Consequences of the Merger, page 80

5. We note that Latham & Watkins appears to have provided a short form tax opinion. Please revise the disclosure in this section to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel and clearly articulate and identify the opinion being rendered. In other locations of the prospectus where you discuss the tax consequences of the transactions, please eliminate phrases that suggest that the opinion is subject to a degree of uncertainty. For example, refer to disclosure on pages v (“intended to qualify”) and 46 (“may qualify”). Refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19 (CF).

Jay Ingram

Securities and Exchange Commission

December 29, 2016

Response to Comment No. 5

The disclosure on pages v, 6, 46 and 80 of the proxy statement/prospectus has been revised in response to the Staff’s comment.

The Company and WCI each is aware that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions about anything in this letter, you can contact the undersigned at 305-229-6584 or Meredith Laitner of Goodwin Procter LLP at 212-813-8834.

Sincerely,

/s/ Mark Sustana

Mark Sustana

Enclosures